May 11, 2005

Via Facsimile at (203) 869-5005 and U.S. Mail

David R. Jarvis
Mercury Real Estate Advisors, LLC
100 Field Point Road
Greenwich, CT 06830

Re:	Capital Properties, Inc.
Schedule TO-T filed May 2, 2005
By Mercury Real Estate Advisors, LLC  et al
      File No. 5-06037

Dear Mr. Jarvis:

      We have reviewed the above-referenced filing and have the following comments.
Schedule TO

1. What consideration was given to whether Messrs. Jarvis and Maclean should also be identified as offerors on the Schedule TO? We note that these persons appear to control the actions of the identified offerors.
2. Because the filing persons are not publicly reporting entities and your offer is not for all the outstanding securities Capital Properties, you do not satisfy the safe harbor provided in Instruction 2 to Item 10 of Schedule TO. Please provide an analysis supporting your position that financial statements are not material and, therefore, required.
If you prorate, when will I know how many shares will actually be accepted for tender and payment, page 2

3. We note that if you are required to prorate that you will not pay
for any shares until "at least seven American Stock Exchange trading
days after the expiration of the offer" and you will announce the results of proration "as promptly as practicable." These statements do not appear to be not consistent with your prompt payment
obligation required by Regulation 14e-1(c).   Please revise your
disclosure here and elsewhere in the document as appropriate.


How will I be notified if the Offer is extended, page 3

4. Clarify how you will notify security holders if the offer is extended.
Determination of Validity, page 10

5. Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender of securities, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate. Make corresponding changes to Instruction 8 to your Letter of Transmittal.
United States Federal Income Tax Consequences, page 12
6. Please eliminate the statements in the first paragraph that the discussion is a "summary" and that your "discussion is for general information only." We believe these statements might suggest that holders may not rely on the description of material tax consequences included in the offering document.
Conditions of the Offer, page 18
7. Conditions 4(ii) states that you may terminate the offer if there is any change "in the general political, market, economic or financial conditions" in the United States or anywhere else in the world that "could" in your judgment have a material adverse effect on the company. This condition is so broadly and vaguely drafted as to potentially render the offer illusory. Please revise to more narrowly tailor this condition to more specifically describe the circumstances under which you wish to reserve the right to terminate the offer.

8. In addition, revise this section to exclude actions or omissions to act by the Purchaser or any of its affiliates as a reason for the assertion of a condition.

Closing Comments
      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.

      						Sincerely,



							Michael Pressman
							Office of Mergers
and Acquisitions

May 11, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE